

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

By U.S. Mail and facsimile to 770-829-8513

Mr. Daniel O'Keefe
Chief Accounting Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328

> **Re:** **Global Payments Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed July 28, 2010**
> **File No. 1-16111**

Dear Mr. O'Keefe:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief